UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER

### Pursuant to Rule 13a-16 or 15d-16
### Under the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 0-29350

## Vasogen Inc.
(Translation of registrant's name into English)

### 2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____          Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On April 15, 2003, Vasogen Inc. filed, and mailed to its stockholders, its Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, Proxy for Common Shares and 2002 Annual Report.  The Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular is attached hereto as Exhibit 99.1.  The Proxy for Common Shares is attached hereto as Exhibit 99.2.  The 2002 Annual Report is attached hereto as Exhibit 99.3.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.

By: /s/ Christopher  Waddick
Name: Christopher  Waddick
Title:   Executive Vice President
and Chief Financial Officer

Date: April 21, 2003

# EXHIBIT INDEX

| Exhibit | Description |
|---|---|
| 99.1 | Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular |
| 99.2 | Proxy for Common Shares |
| 99.3 | 2002 Annual Report |